Exhibit 99.1

News Release

Stantec announces renewal of Normal Course Issuer Bid

EDMONTON, AB; NEW YORK, NY (November 9, 2017) TSX, NYSE:STN

Stantec Inc. (“Stantec”) announced today that it has received approval from the Toronto Stock Exchange (the “TSX”) respecting the renewal of its Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB documentation filed with the TSX, Stantec may purchase up to 2,278,747 common shares, representing approximately 2% of Stantec’s 113,937,358 issued and outstanding common shares as of October 31, 2017. The purchases may commence on November 14, 2017, and will terminate no later than November 13, 2018. Except for block purchases permitted under the rules and policies of the TSX, the number of shares to be purchased per day will not exceed 49,281 or approximately 25% of the average daily trading volume for the six full calendar months ending October 31, 2017. Stantec will make the purchases on the open market through the facilities of the TSX or any alternative Canadian trading system, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. All shares purchased by Stantec will be cancelled.

The renewal of the NCIB follows on the conclusion of Stantec’s previous NCIB that expires November 13, 2017. From November 14, 2016 to November 8, 2017, Stantec purchased 465,713 common shares at a weighted average price of $30.9271 per share.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares represent an attractive investment for Stantec and an appropriate and desirable use of its available funds. This capital deployment strategy is consistent with Stantec’s priority of maintaining balance sheet strength, while reinvesting in organic and acquisitive growth, paying down debt, and increasing dividends, all of which contribute to enhanced shareholder returns.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across six continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through design, construction, and commissioning—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact

Sonia Kirby

Stantec Investor Relations

Ph: (780) 616-2785

sonia.kirby@stantec.com

Design with community in mind